UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

(Amendment No. 2)*

Rohm and Haas Company

(Name of Issuer)

Common Stock

(Title of Class of Securities)

775371-10-7

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior coverage page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

Page 1 of 6 Pages

CUSIP No. 775371-10-7	13G	Page 2 of 6 Pages

1.	NAMES OF REPORTING PERSONS Otto Haas Charitable Trust dated September 28, 1956
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5. SOLE VOTING POWER 21,660,255
6. SHARED VOTING POWER 0
7. SOLE DISPOSITIVE POWER 21,660,255
8. SHARED DISPOSITIVE POWER 0

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,660,255
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.1%
12.	TYPE OF REPORTING PERSON OO

CUSIP No. 775371-10-7	13G	Page 3 of 6 Pages

Item 1(a).	Name of Issuer:

Rohm and Haas Company (the “Company”)

Item 1(b).	Address of Issuer’s Principal Executive Offices:

100 Independence Mall West, Philadelphia, Pennsylvania 19106

Item 2(a).	Name of Person Filing:

Otto Haas Charitable Trust dated September 28, 1956

Item 2(b).	Address of Principal Business Office or, if None, Residence:

1717 Arch Street

14th Floor

Philadelphia, PA 19103

Item 2(c).	Citizenship:

N/A

Item 2(d).	Title of Class of Securities:

Common Stock

Item 2(e).	CUSIP Number:

775371-10-7

Item 3.	If this Statement is Filed Pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), Check Whether the Person Filing is a: Not Applicable.

(a)	☐	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d)	☐	Investment company registered under Section 8 of the Investment Company Act.

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

CUSIP No. 775371-10-7	13G	Page 4 of 6 Pages

Item 4.	Ownership.[1]

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

21,660,255

(b)	Percent of class:

11.1% based upon 195,799,721 shares of the Company’s common stock outstanding as of October 22, 2007, as reported in the Company’s Form 10-Q for the quarterly period ended September 30, 2007.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote

21,660,255

(ii)	Shared power to vote or to direct the vote

0

(iii)	Sole power to dispose or to direct the disposition of

21,660,255

(iv)	Shared power to dispose or to direct the disposition of

0

Item 5.	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not Applicable.

[1]

The holdings reported herein do not include 41,966,598 shares owned by five other trusts (collectively with the reporting person, the “Haas Family Trusts”) and 1,048,693.2532 shares reported as beneficially owned by the trustees of the reporting person who are members of the Haas family. Based on reports filed by certain members of the Haas family and certain other Haas Family Trusts, the Haas Family Trusts and the trustees of the reporting person collectively beneficially own 64,675,546.2532 shares of common stock of the Company. The reporting person currently has several trustees in common with the other Haas Family Trusts, including John C. Haas, John O. Haas, William D. Haas and Thomas W. Haas. John C. Haas is a retired officer and director of the Company. John O. Haas, William D. Haas and Thomas W. Haas are nephews of John C. Haas. Thomas W. Haas is a director of the Company. The reporting person undertakes no obligation to amend this Schedule 13G if information regarding the other Haas Family Trusts should change in the future and disclaims beneficial ownership of the shares owned by the other Haas Family Trusts and certain Haas family members.

CUSIP No. 775371-10-7	13G	Page 5 of 6 Pages

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

CUSIP No. 775371-10-7	13G	Page 6 of 6 Pages

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

OTTO HAAS CHARITABLE TRUST DATED
SEPTEMBER 28, 1956

February 14, 2008
Date

/s/ John C. Haas
Signature

John C. Haas, Trustee
Name/Title